FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 3, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the fourth quarter of 2014.

2.  Table of unaudited consolidated capitalization of the Registrant at December 31, 2014 (attached as Exhibit 99.2 hereto).

2

Additional Information

Mrs. Susanne Lithander, has joined the Board of Directors of Aktiebolaget Svensk Exportkredit (SEK). Susanne Lithander was nominated by the Swedish Ministry of Finance, and elected by SEK’s sole shareholder, the Swedish State, at an Extraordinary General Meeting of the Company on January 20.

Mrs. Lithander is currently CFO at BillerudKorsnäs AB, having previously served as VP Finance, Projects at SCA Group, CEO at Mercuri International Group and as VP Head of Advisory Services at Ericsson, BU Global Services.

3

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2015

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, President

4

SEK Year-end Report 2014

January-December 2014

New lending amounted to Skr 57.1 billion (12M13: Skr 55.7 billion)

Net interest revenues amounted to Skr 1,578 million (12M13: Skr 1,555 million)

Operating profit amounted to Skr 1,629 million (12M13: Skr 1,408 million)

Net profit amounted to Skr 1,260 million (12M13: Skr 1,090 million)

Return on equity amounted to 8.1 percent (12M13: 7.4 percent)

Operating profit excluding net results of financial transactions amounted to Skr 1,123 million (12M13: Skr 1,000 million)

The outstanding volume of offers for loans at the end of the period amounted to Skr 78.4 billion (Skr 65.5 billion at year-end 2013)

The Common Equity Tier 1 capital ratio was 16.9 percent at the end of the period according to CRR (19.5 percent at year-end 2013 according to Basel II)

Basic and diluted earnings per share amounted to Skr 316 (12M13: Skr 273)

The Board of Directors has resolved to propose at the Annual General Meeting that a dividend of Skr 378 million be paid, which represents 30 percent of net profit after tax.

Fourth quarter 2014

New lending amounted to Skr 14.3 billion (4Q13: Skr 9.4 billion)

Net interest revenues amounted to Skr 451 million (4Q13: Skr 362 million)

Operating profit amounted to Skr 503 million (4Q13: Skr 483 million)

Net profit amounted to Skr 387 million (4Q13: Skr 375 million)

Operating profit excluding net results of financial transactions amounted to Skr 378 million (4Q13: Skr 181 million)

Basic and diluted earnings per share amounted to Skr 97 (4Q13: Skr 94)

2014

For the period 01/01/14 - 31/12/14

Download the report at www.sek.se

Statement by the CEO - Catrin Fransson

High lending and satisfied customers - in 2015 we aim to do even more for our customers

Swedish exporters are being affected by the current global unrest. Two out of three of the companies responding to SEK’s Export Credit Trends Survey from December say their business has been adversely affected by increased geopolitical turmoil. In particular, they have been impacted by events in Ukraine and their wider implications.

The deterioration in Sweden’s export markets is also evident in the latest official statistics covering the period until October 2014. Exports of goods have declined to regions that experienced weak economic performance in 2014, while they increased into regions that experienced strong growth, such as the US and Africa. Overall, exports of both goods and services improved in 2014, growing by an average of 2.6 percent compared to 2013, a modest increase. Over 2014, exports of goods grew by only 1.5 percent, whereas exports of services rose by 5.1 percent. This reflects the trend following the financial crisis, in which exports of services have outperformed exports of goods. In fact, excluding imports, foreign trade’s contribution to Swedish GDP growth was negative in 2014.

However, SEK’s Export Credit Trends Survey showed that Swedish exporters are well positioned should geopolitical risks decrease. They generally have healthy financial positions and have access to positive funding opportunities, and large companies in particular have favorable access to borrowing on the capital market. A favorable interest rate environment and a weaker Swedish krona are also positive factors for Swedish export opportunities.

SEK’s lending to Swedish exporters’ customers decreased slightly to Skr 33.9 billion (2013: Skr 39.0 billion). Direct lending to Swedish exporters, however, increased to Skr 23.2 billion (2013: Skr 16.7 billion), leading to an overall increase in new lending, which totaled Skr 57.1 billion (2013: Skr 55.7 billion). Most of our business goals for customer satisfaction and organizational effectiveness in 2014 were exceeded. We are particularly pleased that we obtained more customers and that the goal of customer satisfaction was exceeded. Our financial targets were met and we are pleased that the Board of Directors was able to propose a dividend to our shareholders amounting to Skr 378 million (2013: Skr 327 million). During the year 2014 we also broadened our customer base.

Conditions in our funding market are good. The market is strong and stable, and borrowing costs have fallen, in part because we increased our proportion of structured borrowing in the latter part of the year.

In autumn 2014, we focused on updating our business plan and setting our company priorities. A major issue we have been looking into is how to generate greater client value for Swedish exporters without increasing costs. We believe that we can do more for a greater number of clients, thereby continuing to fulfil our mission to ensure access to financial solutions for the Swedish export industry on commercial terms.  We can do more for both existing clients and new customers, such as by focusing on helping small and medium-sized businesses.

In addition, we have started a number of initiatives to improve both organizational efficiency and capital efficiency. We have simplified the structure of our organization so that it has fewer levels of management and have created clearer decision-making procedures. Client-facing departments have been coordinating more closely and we have added a new unit working solely with medium-sized companies. However, there are a number of challenges. The amount of new regulations to be implemented may have decreased, but adapting to and implementing these new regulations are still placing demands on our organization.

In summary, the changes we are introducing will allow us to assist Sweden’s exporters even more in 2015. This will enable us to realize our vision of strengthening the competitiveness of Swedish exporters and help us create employment and sustainable growth in Sweden.

FINANCIAL HIGHLIGHTS

UNAUDITED (EXCEPT FOR JAN —DEC, 2013)

Skr mn (if not mentioned otherwise)	Oct-Dec 2014	Jul-Sep 2014	Oct-Dec 2013	Jan-Dec 2014	Jan-Dec 2013
Results
Net interest revenues	451	406	362	1,578	1,555
Operating profit	503	291	483	1,629	1,408
Net profit	387	225	375	1,260	1,090
After-tax return on equity(1)	9.7%	5.7%	10.2%	8.1%	7.4%

Operating profit excl. net results of financial transactions	378	292	181	1,123	1,000

After-tax return on equity excl. net results of financial transactions(2)	7.2%	5.7%	1.5%	5.6%	5.3%

Basic and diluted earnings per share (Skr)(3)	97	56	94	316	273

Customer financing
New financial transactions with customers(4)	14,331	13,387	9,401	57,118	55,701
of which corporate lending	6,101	5,206	4,561	23,231	16,685
of which end-customer financing	8,230	8,181	4,840	33,887	39,016
Loans, outstanding and undisbursed(5)	234,250	228,483	221,958	234,250	221,958
Volume of outstanding offers of lending(6)	78,372	57,850	65,549	78,372	65,549
of which binding offers	50,896	37,822	35,083	50,896	35,083
of which non-binding offers	27,476	20,028	30,466	27,476	30,466

Borrowing
New long-term borrowings(7)	7,198	14,696	18,612	52,216	95,169
Outstanding senior debt	282,192	279,150	269,215	282,192	269,215
Outstanding subordinated debt	1,945	1,791	1,607	1,945	1,607

Statement of financial position
Total assets	325,166	316,874	306,554	325,166	306,554
Total liabilities	309,009	300,998	291,564	309,009	291,564
Total equity	16,157	15,876	14,990	16,157	14,990

Capital adequacy(8)
Common Equity Tier-1 capital ratio(8)	16.9%	17.9%	19.5%	16.9%	19.5%
Tier-1 capital ratio	16.9%	17.9%	19.5%	16.9%	19.5%
Total capital ratio	19.2%	20.1%	21.8%	19.2%	21.8%

(1)         Net profit, expressed as a percentage per annum of current year’s average equity.

(2)         Net profit, excluding net results of financial transactions, expressed as a percentage per annum of current year’s average equity.

(3)         Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

(4)         New customer financing includes all new accepted loans, regardless of maturities.

(5)         Loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These measures reflect what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 4).

(6)         SEK uses a method of providing offers where binding or non-binding offers are offered. Binding offers are included in commitments.

(7)         New borrowing with maturities exceeding one year.

(8)         Capital ratios are the quotients of the relevant capital measure and the total risk exposure amount. The figures for 2014 are calculated according to Capital Requirements Regulation (CRR) and the figures for 2013 are calculated according to Basel II, Pillar 1.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote Aktiebolaget Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those at December 31, 2014 and in matters concerning flows, the twelve-month period ended on December 31, 2014. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

Aktiebolaget Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Business operations

Higher levels of new lending

Business reporting

Our new lending to Swedish exporters and their customers in 2014 amounted to Skr 57.1 billion (2013: Skr 55.7 billion). Therefore demand for financing from SEK in 2014 was higher than in the previous year, despite generally good access to capital, setbacks to economic growth in 2014 and weaker economic performance in the European Union, which accounts for 60 percent of Swedish exports. The slight increase in lending is due partly to a need for long-term export finance. It was also due to having a large amount of refinanced customers’ loans at maturity in a large amount. The company also gained a number of new clients over the year.

The volume of new end-customer finance for the full year was Skr 33.9 billion (2013: Skr 39.0 billion). Skr 5.7 billion of total end-customer finance for the year relates to S-system credits (2013: Skr 13.4 billion). The volume of new corporate lending was Skr 23.2 billion (2013: Skr 16.7 billion).

The total volume of outstanding and agreed but undisbursed loans amounted to Skr 234.3 billion (Skr 222.0 billion at the end of 2013). The total volume of outstanding offers for export credits at the end of the period were up and amounted to Skr 78.4 billion (Skr 65.5 billion at the end of 2013).

The net interest income developed positively in the fourth quarter of 2014 as a result of increased volumes and lower borrowing costs. Net interest income for the fourth quarter of 2014 was Skr 451 million (4Q13: Skr 362 million). Total net interest income for 2014 amounted to Skr 1,578 million (12M13: Skr 1,555 million).

New customer financing

Skr bn	Jan-Dec 2014	Jan-Dec 2013
Customer financing of which:
– End-customer finance(1)	33.9	39.0
– Corporate lending(1)	23.2	16.7
Total	57.1	55.7

(1)              Of which Skr 7.3 billion (year-end 2013: Skr 12.1 billion) had not been disbursed at period end. Skr 6.9 billion (year-end 2013: Skr 11.2 billion) was attributable to End-customer finance and Skr 0.4 billion (year-end 2013: Skr 0.9 billion) was attributable to Corporate lending.

New customer financing by sector

New borrowing

Long-term borrowing

SEK’s markets for new funding 2014, Skr 52.2 billion (2013: Skr 95.2 billion)

The volume of new borrowing in 2014 amounted to the equivalent of approximately Skr 52.2 billion (2013: Skr 95.2 billion). The considerably lower volumes for the year are partially due to carrying out significant early redemption of borrowings in 2013, replacing these with new borrowings and the fact that we carried out more short term funding during 2014. We have strong capacity to finance exporters through access to a wide range of funding markets around the world. Our repurchase of own debt amounted to Skr 8.1 billion (2013: Skr 8.1 billion) and early redemption of borrowing totaled Skr 17.8 billion (2013: Skr 36.7 billion). The funding market has generally been highly liquid over the year. Our funding over the course of the year took place in a total of 17 different currencies across a number of different geographic markets. Japan was the largest funding market in 2014, but we also undertook significant new borrowing in North America and Europe outside the Nordic countries.

New customer financing

SEK’s markets for new funding 2014, Skr 52.2 billion (2013: Skr 95.2 billion)

COMMENTS ON THE CONSOLIDATED FINANCIAL ACCOUNTS

January — December 2014

Operating profit

Operating profit amounted to Skr 1,629 million (12M13: Skr 1,408 million), an increase of 16 percent compared to the previous year. The increase was mainly attributable to reversals of previous reserves for credit losses and an increase in net results of financial transactions.  In net results of financial transactions, a result amounting to Skr 317 million (12M13: Skr 0 million) is included due to a settlement of the litigation with Lehman Brothers (see below).

Operating profit, excluding net results of financial transactions, amounted to Skr 1,123 million (12M13: Skr 1,000 million), an increase of 12 percent compared to the previous year. The increase was mainly attributable to reversals of previous reserves for credit losses.

Net interest revenues

Net interest revenues amounted to Skr 1,578 million (12M13: Skr 1,555 million), an increase of 1 percent. The average volume in the lending portfolio increased and the margins also increased somewhat compared to the previous year.

The average amount of debt-financed interest-bearing assets increased and amounted to Skr 268.8 billion (12M13: Skr 256.2 billion) which was an increase of 5 percent. The increase of the lending portfolio was primarily due to exchange rate effects related to strengthening of the US dollar relative to the Swedish krona, since a large amount of the lending portfolio is denominated in US dollars.

The margin on debt financed interest bearing assets amounted to 46 basis points per annum (12M13: 45 basis points), an increase in absolute terms of 1 basis point, or in relative terms of 2 percent compared to the previous year. This was mainly due to the fact that the margin on lending has increased somewhat compared to 2013 and that the proportion of lending in the total portfolio has increased. The margin on debt-financed interest-bearing assets has decreased as a consequence of adapting to the liquidity strategy to the new regulation, CRR, which requires that a larger part be placed in securities with a short maturity that could be quickly realized. The average margin has been affected positively by lower funding costs despite the fact that structured borrowing during 2013 has been replaced with plain vanilla borrowings, leading to higher funding costs. This is due to a generally improved funding market and SEK’s favorable terms due to lower funding need.

Net results of financial transactions

The net results of financial transactions amounted to Skr 506 million (12M13: Skr 408 million). The improved result was mainly due to results from the settlement of the litigation with Lehman Brothers amounting to Skr 317 million (see the paragraph directly below) and increased results from the early redemption of loans. This was offset by the fact that results were negatively impacted by changes in fair value attributable to changes in SEK’s credit risk and that in the previous year, profits from SEK’s repurchase of its subordinated debt and the closing of related hedging instruments amounted to Skr 375 million.

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group, that, in total, affected net results of financial transactions positively by Skr 317 million (see Note 2 and Note 10).

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The unrealized fair value changes that arise, mainly attributable to changes in credit spreads on SEK’s own debt and basis spread, are recognized in net results of financial transactions and will, over time, not affect the result as the changes in unrealized market value will return to zero if the instruments are held to maturity. Realized gains and losses will occur if SEK repurchases own debt or if lending is prematurely terminated and related hedging instruments are closed out.

Operating expenses

Operating expenses (which includes personnel expenses, other administrative expenses and depreciation) totalled Skr -522 million (12M13: Skr -511 million), an increase of 2 percent. The increase was mainly due to a provision to the general incentive system.

•  Personnel expenses

Personnel expenses totaled Skr -313 million (12M13: Skr -290 million) an increase of 8 percent compared to the previous year. The increase in personnel expenses was due to a reserve made to the general incentive system, which was not the case in 2013.

The cost for the general personnel incentive system amounted to Skr -26 million (12M13: Skr — million) charged to the profit. The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. The system during 2014 covered all permanent employees with the exception of the President, other members of the executive management, the Head of Financial Control and the Head of Risk Control. The amount to be paid decreases if the risk exposure amount exceeds intended levels for the year.

Peter Yngwe has left his position as CEO in April 2014 in accordance with the Board of Directors’ decision. Catrin Fransson assumed her position as CEO at the time of SEK’s Annual General Meeting in April 2014. Catrin Fransson’s terms of employment follow the state’s guidelines for leading officials.

•  Other administrative expenses

Other administrative expenses amounted to Skr -166 million (12M13: Skr -185 million), a decrease of 10 percent compared to the previous year. The decrease in other administrative expenses is mainly due to cost-reducing actions that have been taken through the reduction of the number of consultants and their replacement with employed staff.

•  Depreciation of non-financial assets

Depreciation totaled Skr -43 million (12M13: Skr -36 million), an increase of 19 percent. The increase was mainly due to an increased depreciation base for IT development-projects.

Net credit losses

Net credit losses for 2014 amounted to Skr 73 million (12M13: Skr -39 million). The positive result effect was due to reversed reserves applicable to both a previously impaired debt that had been sold during the period and the two Collateralized Debt Obligations (“CDOs”) which were impaired previously due to a dramatically downgraded rating. One of these CDOs has been liquidated, with SEK having received final settlement, while for the other CDO, a reserve has been reversed in connection with an amortization that was received in the fourth quarter (see Note 3 and 12). During 2014, an additional provision of Skr -30 million was made to the portfolio based reserve (i.e., the reserve not attributable to a specific counterparty) (12M13: Skr -10 million). After this provision, the reserve amounts to Skr 240 million (year-end 2013: Skr 210 million). The increase of the reserve is mainly attributable to corporate exposures with lower ratings.

Other comprehensive income

Other comprehensive income before tax amounted to Skr 299 million (12M13: Skr -343 million). Skr 342 million (12M13: Skr -403 million) of the total was attributable to items to be reclassified to operating profit and Skr -43 million (12M13: Skr 60 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit Skr 26 million (12M13: Skr 4 million) was related to available-for-sale securities and Skr 316 million (12M13: Skr -407 million) was due to other comprehensive income effects related to cash flow hedges. The positive changes in fair value related to available-for-sale securities were primarily due to decreased credit spreads on liquidity placements. During the third quarter of 2014 the derivatives designated as hedging instruments in cash flow hedges were terminated for strategic reasons and the hedging designations were discontinued. The previous fair value of the derivatives reported in the hedge reserve will be reclassified to operating profit as the previous hedged interest income is recognized in net interest revenues. The majority of the reserve will be reversed in 2017 at the latest. The net effect on other comprehensive income during the period related to cash flow hedges attributable to positive changes in fair value to some extent was offset by reclassification from other comprehensive income to net interest revenues in operating profit. The positive changes in fair value were related to changes in interest rates. Items that will not be reclassified to operating profit were related to revaluation of defined benefit pensions. The negative change in value was caused by the low discount rate due to low market interest rates.

After-tax return on equity

After-tax return on equity amounted to 8.1 percent (12M13: 7.4 percent). After-tax return on equity, excluding net results of financial transactions, amounted to 5.6 percent (12M13: 5.3 percent).

Fourth quarter of 2014

Operating profit

Operating profit for the fourth quarter amounted to Skr 503 million (4Q13: Skr 483 million), an increase of 4 percent. The increase compared to the same period in the previous year was mainly due to the fact that some provisions for net credit losses had been reversed  and due to increased net interest revenue from financial transactions.

Operating profit, excluding net results of financial transactions, amounted to Skr 378 million (4Q13: Skr 181 million), an increase of 109 percent compared to the same period in the previous year. The increase was mainly attributable to the same factors as explained above .

Net interest revenues

Net interest revenues for the fourth quarter amounted to Skr 451 million (4Q13: Skr 362 million), an increase of 25 percent compared to the same period in 2013, which reflected both higher margins and higher average volumes.

The average margin on debt-financed assets for the fourth quarter of 2014 amounted to 56 basis points per annum (4Q13: 41 basis points), an increase in absolute terms of 15 basis points, or in relative terms of 37 percent compared to the same period in the previous year. The increase was due to a larger portion of the average assets consisting of loans with higher margins and lower funding cost, due to a generally improved funding market and advantageous terms available to SEK because of its lower funding need.

The average volume of debt-financed assets amounted to Skr 273.2 billion (4Q13: Skr 258.4 billion) during the fourth quarter of 2014, an increase of 6 percent compared to the same period in the previous year. The increase was related to the lending portfolio and was primarily due to exchange rate effects.

Net results of financial transactions

The net results of financial transactions for the fourth quarter 2014 amounted to Skr 125 million (4Q13: Skr 302 million). The change in the result was mainly attributable to larger positive unrealized changes in fair value in 2013 related to credit spreads on SEK’s own debt. However, in the same period in 2014, net results of financial transactions were positively impacted by interest compensation received in accordance with early redemption and changes in fair value related to basis spreads.

Operating expenses

Operating expenses (which includes personnel expenses, other administrative expenses and depreciation) totaled Skr -153 million for the fourth quarter (4Q13: Skr -156 million), a decrease of 2 percent. This was mainly due to the use of consultants in operating activities.

•  Personnel expenses

Personnel expenses for the fourth quarter amounted to Skr -102 million (4Q13: Skr -88 million) an increase of 16 percent compared to the same period in the previous year. The increase was mainly due to a reserve made to the general incentive system during the period amounting to Skr -24 million (4Q13: —) which had an impact on the result.

•  Other administrative expenses

Other administrative expenses amounted to Skr -40 million (4Q13: Skr -58 million), a decrease of 31 percent compared to the same period in the previous year. The decrease is mainly attributable to decreased use of consultants in operating activities.

•  Depreciation of non-financial assets

Depreciation for the fourth quarter of 2014 totaled Skr -11 million (4Q13: Skr -10 million). The increase was mainly due to an increased depreciation base of IT development projects.

Net credit losses

Net credit losses for the fourth quarter of 2014 amounted to Skr 81 million (4Q13: Skr -22 million). The positive result was due to reversed reserves applicable to both a previously impaired debt that had been sold during the period, and the remaining of two CDOs which were impaired previously, due to a dramatically downgraded rating, in connection with an amortization that was received in the fourth quarter. No additional provision has been made during the period related to reserves not attributed to a specific counterparty (4Q13: Skr 10 million).

Other comprehensive income

Other comprehensive income before tax amounted to Skr -135 million (4Q13: Skr 12 million). Skr -92 million (4Q13: Skr 6 million) of the total was attributable to items to be reclassified to operating profit and Skr -43 million (4Q13: Skr 6 million) was attributable to items not to be reclassified to operating profit. For items to be reclassified to operating profit Skr -23 million (4Q13: Skr -8 million) was related to  available-for-sale securities and Skr -69 million (4Q13: Skr 14 million) was due to other comprehensive income effects related to cash flow hedges.

During the third quarter 2014 the derivatives designated as hedging instruments in cash flow hedges were terminated for strategic reasons and the hedging designations were discontinued. The previous fair value of the derivatives reported in the hedge reserve will be reclassified to operating profit as the previous hedged interest income is recognized in net interest revenues. The majority of the reserve will be reversed in 2017 at the latest. The net effect on other comprehensive income during the period related to cash flow hedges was attributable to such reclassification from other comprehensive income to net interest revenues in operating profit. Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The negative change in fair value was caused by the low discount rate due to low market interest rates.

Statement of Financial Position

Statement of Financial Position

SEK’s total assets amounted to Skr 325.2 billion on December 31, 2014, an increase of 6 percent from year-end 2013 (year-end 2013: Skr 306.6 billion). The increase was primarily attributable to the lending portfolio.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 234.3 billion as of December 31, 2014 (year-end 2013: Skr 222.0 billion), an increase of 6 percent from year-end 2013. Of the total amount at December 31, 2014, Skr 218.2 billion represented outstanding loans, an increase of 8 percent from year-end 2013 (year-end 2013: Skr 201.5 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 48.3 billion (year-end 2013: Skr 43.2 billion), representing an increase of 12 percent from year-end 2013.

As of December 31, 2014, the aggregate amount of outstanding offers amounted to Skr 78.4 billion, an increase of 20 percent since year-end 2013 (year-end 2013: Skr 65.5 billion). Skr 74.5 billion (year-end 2013: Skr 56.5 billion) of outstanding offers derived from the S-system. Skr 50.9 billion (year-end 2013: Skr 35.1 billion) of outstanding offers are binding offers and Skr 27.5 billion (year-end 2013: Skr 30.5 billion) are non-binding offers. Binding offers are included in commitments.

There has been no major change in the composition of SEK’s counterparty exposure during 2014. Of the total counterparty exposure at December 31, 2014, 51 percent (year-end 2013: 51 percent) was to states and government export credit agencies; 23 percent (year-end 2013: 21 percent) was to companies; 18 percent (year-end 2013: 20 percent) was to multilateral development banks and financial institutions; 6 percent (year-end 2013: 6 percent) was to regional governments; and 2 percent (year-end 2013: 2 percent) was to asset-backed securities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets because most derivatives are subject to collateral agreements. See the table “Capital requirements in accordance with Pillar 1” in Note 11.

Liabilities and equity

As of December 31, 2014, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity.

In December 2014, the Swedish parliament decided that the credit facility with the Swedish National Debt Office for 2015 should amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). During 2014, SEK had a Skr 80 billion credit facility and during 2013 SEK had a credit facility of Skr 100 billion. The Swedish parliament has also decided not to prolong the government’s previous authority to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. SEK has not yet utilized the credit facility or its previous ability to purchase state guarantees.

Capital adequacy

SEK’s total capital ratio calculated according to CRR, which came into force on January 1, 2014, was 19.2 percent as of December 31, 2014 (year-end 2013 under Basel II: 21.8 percent) of which 16.9 percent was related to Tier-1 capital (year-end 2013 under Basel II: 19.5 percent). The Common Equity Tier-1 capital ratio was 16.9 percent (year-end 2013 under Basel II: 19.5 percent). The comparative figures as of December 31, 2013 are presented according to Basel II, Pillar 1, which was the relevant standard at the mentioned date. The decrease in capital ratios following the change was mainly due to the CRR imposing more stringent capital requirements regarding exposures to financial institutions and the new capital requirement for credit valuation adjustment risk. Furthermore, as of December 31, 2014, SEK has changed the method for calculating the own funds adjustments in accordance with the CRR rules regarding prudent valuation, with a decrease in Common Equity Tier 1 capital and Own funds as a result. See Note 11 for further information on capital adequacy.

Dividend

The Board of Directors has resolved to propose at the Annual General Meeting of April 28, 2015 that a dividend of Skr 378 million (Year-end 2013: Skr 327 million) be paid in accordance with company dividend policy.

Financial targets and outcome 2014

Financial and other targets should not be viewed as projections of future outcomes.

Ensuring financial results: The General Meeting has set financial goals for SEK. The profitability target, as measured by return on equity over time, was set at the risk free rate plus 5.0 percent. The outcome was 8.1 percent, exceeding the target. The capital target means that the core Tier I capital ratio should reach 16 percent and not to be less than 12 percent. At the end of 2014, the outcome was 16.9 percent. The Board has recommended a dividend of Skr 378 million, which corresponds to the target of 30 percent of profit after tax.

Driving increased total customer benefit: New lending amounted to Skr 57.1 billion, which did not reach the goal of Skr 63 billion. The goal of customer benefit, as measured by the customer satisfaction index, was set at 80. The outcome was 92, exceeding the target. Additionally, the goal of increasing new customers was exceeded, while the number of new customer relationships did not reach the target.

Ensuring organizational effectiveness: Expenses, excluding provision for the general incentive program, were below the cost ceiling. The objective of satisfied and motivated employees, as measured by the employee satisfaction index, was set at 80. The outcome was 78, slightly lower than the target.

The target of sustainable funding for 2014 was that 80 percent or more of our customers would feel that we impose sustainability requirements for lending. The outcome of the customer survey was 81 percent. The target for gender equality is that the proportion of women to men in managerial positions must be within the range of 40/60. The proportion for the year was 41/59. The proportion of employees with a foreign background should be more than 25 percent of SEK’s employees. In 2013, 29 percent of SEK’s personnel reported that they had a foreign background. The next survey will be performed in 2015.

Risk factors

SEK’s future development is based on a number of factors, some of which are difficult to predict and are beyond the company’s control. These factors include the following:

• Changes in general economic business conditions including changes in the competitive situation in one or more financial markets.

• Changes and volatility in currency exchange rates, interest rates and other market factors affecting the value of SEK’s assets and liabilities.

• Changes in government policy and regulations, as well as in political and social conditions.

• Environmental and social risks connected to SEK’s lending.

SEK believes that as of the date of this report none of these factors has been significantly changed since year-end 2013 and no new risk factors have developed since that date which are expected to have a material negative impact on the future of the company. For additional detail, see also the Risk and Capital Management section in SEK’s Annual Report 2013.

Events after the reporting period

In connection with the Extraordinary General Meeting on January 20, 2015, Susanne Lithander was elected as a Director of the Board of SEK, which extended the Board with one Director. Mrs. Lithander is currently CFO of BillerudKorsnäs AB.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

UNAUDITED (EXCEPT FOR JAN —DEC, 2013)

Skr mn	Note	Oct-Dec 2014	Jul-Sep 2014	Oct-Dec 2013	Jan-Dec 2014	Jan-Dec 2013
Interest revenues		809	971	1,048	3,774	4,158
Interest expenses		-358	-565	-686	-2,196	-2,603
Net interest revenues		451	406	362	1,578	1,555

Net fee and commission expense		-1	0	-3	-6	-5
Net results of financial transactions	2	125	-1	302	506	408
Total operating income		575	405	661	2,078	1,958

Personnel expenses		-102	-61	-88	-313	-290
Other administrative expenses		-40	-37	-58	-166	-185
Depreciations and amortizations of non-financial assets		-11	-11	-10	-43	-36
Total operating expenses		-153	-109	-156	-522	-511

Operating profit before net credit losses		422	296	505	1,556	1,447

Net credit losses	3	81	-5	-22	73	-39
Operating profit		503	291	483	1,629	1,408

Tax expenses		-116	-66	-108	-369	-318
Net profit(1)		387	225	375	1,260	1,090

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		-23	16	-8	26	4
Derivatives in cash flow hedges		-69	28	14	316	-407
Tax on items to be reclassified to profit or loss		20	-10	-1	-75	89
Net items to be reclassified to profit or loss		-72	34	5	267	-314
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-43	0	6	-43	60
Tax on items not to be reclassified to profit or loss		10	0	-1	10	-13

Skr mn	Note	Oct-Dec 2014	Jul-Sep 2014	Oct-Dec 2013	Jan-Dec 2014	Jan-Dec 2013
Net items not to be reclassified to profit or loss		-33	0	5	-33	47

Total other comprehensive income		-105	34	10	234	-267

Total comprehensive income(1)		282	259	385	1,494	823

(1)  The entire profit is attributable to the shareholder of the Parent Company.

Skr
Basic and diluted earnings per share(2)	97	56	94	316	273

(2)  Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

UNAUDITED (EXCEPT FOR JAN —DEC, 2013)

Skr mn	Note	December 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	4, 5, 6	7,099	8,337
Treasuries/government bonds	4, 5, 6	3,458	4,595
Other interest-bearing securities except loans	3, 4, 5, 6	66,398	64,151
Loans in the form of interest-bearing securities	4, 5, 6	53,140	60,958
Loans to credit institutions	3, 4, 5, 6	25,510	24,819
Loans to the public	3, 4, 5, 6	149,240	125,553
Derivatives	5, 6, 7	16,017	14,228
Property, plant, equipment and intangible assets		161	150
Other assets		2,053	1,039
Prepaid expenses and accrued revenues		2,090	2,724
Total assets		325,166	306,554

Liabilities and equity
Borrowing from credit institutions	5, 6	8,290	8,256
Borrowing from the public	5, 6	63	59
Senior securities issued	5, 6	273,839	260,900
Derivatives	5, 6, 7	18,886	16,788
Other liabilities		3,054	786
Accrued expenses and prepaid revenues		2,014	2,433
Deferred tax liabilities		821	683
Provisions		97	52
Subordinated securities issued	5, 6	1,945	1,607
Total liabilities		309,009	291,564

Share capital		3,990	3,990
Reserves		403	136
Retained earnings		11,764	10,864
Total equity		16,157	14,990

Total liabilities and equity		325,166	306,554

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		9,668	6,946
Interest-bearing securities
Subject to lending		113	160

Skr mn	Note	December 31, 2014	December 31, 2013

Contingent assets and liabilities		1	1

Commitments
Committed undisbursed loans		16,028	20,480
Binding offers		50,896	35,083

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY

UNAUDITED (EXCEPT FOR JAN —DEC, 2013)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2013	14,380	3,990	469	-19	9,940
Net profit Jan-Dec, 2013	1,090				1,090
Other comprehensive income Jan-Dec, 2013 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	4			4
Derivatives in cash flow hedges	-406		-406
Tax on items to be reclassified to profit or loss	88		89	-1
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	60				60
Tax on items not to be reclassified to profit or loss	-13				-13
Total other comprehensive income Jan-Dec, 2013	-267		-317	3	47
Total comprehensive income Jan-Dec, 2013	823		-317	3	1,137
Dividend	-213				-213
Closing balance of equity 2013 (1)	14,990	3,990	152	-16	10,864

Net profit Jan-Dec, 2014	1,260				1,260
Other comprehensive income Jan-Dec, 2014 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	26			26
Derivatives in cash flow hedges	316		316
Tax on items to be reclassified to profit or loss	-75		-70	-5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-43				-43
Tax on items not to be reclassified to profit or loss	10				10
Total other comprehensive income Jan-Dec, 2014	234		246	21	-33
Total comprehensive income Jan-Dec, 2014	1,494		246	21	1,227
Dividend	-327				-327
Closing balance of equity 2014 (1)	16,157	3,990	398	5	11,764

(1)         The entire equity is attributable to the shareholder of the Parent Company.

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP

UNAUDITED (EXCEPT FOR JAN —DEC, 2013)

	Jan-Dec	Jan-Dec
Skr mn	2014	2013
Operating activities
Operating profit(1)	1,629	1,408

Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	-89	47
Depreciation	43	36
Exchange rate differences	-5	-12
Unrealized changes in fair value	-57	261
Other	284	-58
Income tax paid	-308	-271
Total adjustments to convert operating profit to cash flow	-132	3

Disbursements of loans	-57,495	-60,238
Repayments of loans	65,171	41,693
Net change in bonds and securities held	10,576	12,447
Derivatives relating to loans	946	148
Other changes — net	29	632
Cash flow from operating activities	20,724	-3,907

Investing activities
Capital expenditures	-52	-35
Cash flow from investing activities	-52	-35

Financing activities
Proceeds from issuance of short-term senior debt	12,929	12,838
Proceeds from issuance of long-term senior debt	52,387	96,583
Proceeds from issuance of long-term subordinated debt	—	1,655
Repayments of debt	-67,688	-59,830
Repurchase and early redemption of own long-term debt	-25,833	-44,842
Derivatives relating to debts	6,274	3,768
Dividend paid	-327	-213

	Jan-Dec	Jan-Dec
Skr mn	2014	2013
Cash flow from financing activities	-22,258	9,959

Net cash flow for the year	-1,586	6,017
Exchange rate differences on cash and cash equivalents	348	-18
Cash and cash equivalents at beginning of the period	8,337	2,338
Cash and cash equivalents at end of the period(2)	7,099	8,337
of which cash at banks	373	418
of which cash equivalents	6,726	7,919

(1) Interest payments received and expenses paid
Interest payments received	4,410	4,089
Interest expenses paid	2,609	2,527

(2)         Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net results of financial transactions

Note 3. Impairment and past-due receivables

Note 4. Loans and liquidity placements

Note 5. Classification of financial assets and liabilities

Note 6. Financial assets and liabilities at fair value

Note 7. Derivatives

Note 8. S-system

Note 9. Segment reporting

Note 10. Contingent liabilities, contingent assets and commitments

Note 11. Capital adequacy

Note 12. Exposures

Note 13. Transactions with related parties

Note 14. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Year-end report is presented in accordance with IAS 34, Interim Financial Reporting.  The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC), and endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

Changes to accounting policies and presentation

The financial metrics, Operating profit excluding unrealized changes in fair value and After-tax return on equity excluding unrealized changes in fair value are replaced with Operating profit excluding net results of financial transactions and After-tax return on equity excluding net results of financial transactions. Additionally, the disclosure on Net results of financial transactions has been amended and the item is now explained with reference to the relevant financial categories. Disclosure on segment reporting has also been amended as management now evaluates business mainly on the basis of Operating profit excluding net results of financial transactions. Comparative figures for prior periods have been adjusted accordingly.

Commissions earned and commissions incurred from the third quarter 2014 are presented net as Net fee and commission expense.

Other new standards and amendments, including the amended IAS 39 Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting, IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities and IFRIC 21 Levies, have not had any impact on SEK’s financial statements for 2014.

In addition to the changes above, certain amounts reported in prior periods have been reclassified to conform to the current presentation. In all other material respects, the Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are the same as those used for the 2013 annual financial statements. This Year-end Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2013.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in July 2014. With the understanding that the standard is approved by the European Union, the mandatory effective date will be January 1, 2018. SEK has started the process of evaluating the potential effect of this standard, but has not yet determined any conclusions regarding the effects on SEK’s financial statements, capital adequacy or large exposures.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers applicable from January 1, 2017, with the understanding that the standard is approved by the European Union. IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that would be expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Oct-Dec 2014	Jul-Sep 2014		Oct-Dec 2013	Jan-Dec 2014		Jan-Dec 2013
Net results of financial transactions related to:

Derecognition of financial instruments not measured at fair value through profit or loss	44	8		1	147		488	(1)

Financial assets or liabilities at fair value through profit or loss	13	-48	(2)	330	185	(2),(3)	-95

Financial instruments under fair-value hedge accounting	88	51		-31	203	(3)	2

Ineffectiveness of cash flow hedges that have been reported in the profit or loss(4)	0	2		7	7		12

Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-20	-14		-5	-36		1
Total net result of financial transactions	125	-1		302	506		408

(1)         A gain amounting to Skr 375 million was recorded in 2013 from the repurchase of SEK’s subordinated debt.

(2)         In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers Group that, in total, had a positive effect on net results in an amount equal to Skr 317 million.

(3)         During the first quarter of 2014, SEK adopted new interest rate curves in order to take better account of market differences in the pricing of three- and six month flows. The improved methodology resulted in a positive impact on operating income. During the second quarter of 2013 a method improvement was implemented which had a negative impact on operating income.

(4)         During third quarter 2014 the derivatives designated as hedging instruments in cash flow hedges were terminated and the hedging designations were discontinued. The close out of the hedging instruments did not affect Net results of financial transactions.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the changes in the instrument’s market value will be zero if it is held to maturity. Realized gains or losses could occur if SEK repurchases own debt or if lending is repaid early and the related hedging instruments are closed prematurely.

Note 3. Impairment and past-due receivables

Skr mn	Oct-Dec 2014	Jul-Sep 2014	Oct-Dec 2013	Jan-Dec 2014	Jan-Dec 2013
Credit losses(1), (2), (3)	0	-10	-45	-30	-68
Reversal of previous write-downs(1), (2), (3)	98	4	22	119	22
Net impairments and reversals	98	-6	-23	89	-46

Established losses	-18	0	—	-18	-3
Recovered credit losses	0	1	1	2	10
Net credit losses	80	-5	-22	73	-39
of which related to loans(4)	28	-7	-22	11	-32
of which related to liquidity placements(4)	52	2	0	62	-7

Skr mn	Oct-Dec 2014	Jul-Sep 2014	Oct-Dec 2013	Jan-Dec 2014	Jan-Dec 2013
Reserve of impairment of financial assets
Opening balance	-542	-520	-731	-757	-711
Reserves used to cover write-downs	-2	0	3	254	0
Net impairments and reversals	98	-6	-23	89	-46
Currency effects(5)	-18	-16	-6	-50	0
Closing balance	-464	-542	-757	-464	-757
of which related to loans(4)	-236	-281	-260	-236	-260
of which related to liquidity placements(4)	-228	-261	-497	-228	-497

(1)         SEK has previously had two assets in the form of CDOs, which are first-priority-tranches with end-exposure to the U.S. sub-prime market. Underlying assets, concerning one of these CDOs, were liquidated during the period April-June 2014 and the final payment for the CDO has been obtained. The provision related to the CDO was dissolved. For the other CDO, part of the provision was reversed in connection with an amortization during the fourth quarter 2014. A reversal of Skr 65 million was recorded in the twelve-month period in relation to these two CDOs (12M13: impairment of Skr 5 million for both CDOs). The total provision on the remaining CDO amounted to Skr 189 million (year-end 2013: Skr 469 million for both CDOs). The asset has a gross book value before impairment of Skr 222 million (year-end 2013: Skr 583 million for both CDOs).

(2)         SEK has had a restructured receivable where final settlement occurred during the fourth quarter, 2014. The result of the final settlement came to a reversal of Skr 46 million, and an established loss of Skr 18 million during the period January—December 2014. This reversal is included in reversal of previous write-downs.

(3)         The amount for the twelve month period includes a provision of Skr 30 million related to bad debts not linked to a specific counterparty (12M13: Skr 10 million). The result is that the provision for bad debts not linked to a specific counterparty amounts to the total of Skr 240 million (year-end 2013: Skr 210 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. SEK established the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(4)         See Note 4 for definitions.

(5)         Currency effects are reported within Net results of financial transactions (see further Note 2).

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	December 31, 2014	December 31, 2013
Past-due receivables:
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	5	13
Aggregate amount of principal and interest more than 90 days past-due(1)	11	2
Principal amount not past-due on such receivables	144	601

(1)         Of the aggregate amount of principal and interest past due Skr 10 million (year-end 2013: Skr 1 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 1 million (year-end 2013: Skr 1 million) was due for payment more than six but less than nine months before the end of the reporting period.

Note 4. Loans and liquidity placements

Loans in the form of interest-bearing securities are a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	December 31, 2014	December 31, 2013
Loans:
Loans in the form of interest-bearing securities	53,140	60,958
Loans to credit institutions	25,510	24,819
Loans to the public	149,240	125,553

Skr mn	December 31, 2014	December 31, 2013
Less:
Cash collateral under the security agreements for derivative contracts	-9,668	-6,946
Deposits with time to maturity exceeding three months	0	-2,907
Total loans	218,222	201,477

Liquidity placements:
Cash and cash equivalents(1)	7,099	8,337
Cash collateral under the security agreements for derivative contracts	9,668	6,946
Deposits with time to maturity exceeding three months	0	2,907
Treasuries/government bonds	3,458	4,595
Other interest-bearing securities except loans	66,398	64,151
Total liquidity placements	86,623	86,936

Total interest-bearing assets	304,845	288,413

(1)         Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

		December 31, 2014
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	7,099	—	—	—	—	7,099
Treasuries/government bonds	3,458	—		—	3,458	—
Other interest-bearing securities except loans	66,398	—	1,670	—	57,320	7,408
Loans in the form of interest-bearing securities	53,140	—	1,358	—	—	51,782
Loans to credit institutions	25,510	—	—	—	—	25,510
Loans to the public	149,240	—	—	—	—	149,240
Derivatives(3)	16,017	9,042	—	6,975	—	—
Total financial assets	320,862	9,042	3,028	6,975	60,778	241,039

Financial liabilities by accounting category

		December 31, 2014
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)(5)	Derivatives used for hedge accounting	Other financial liabilities(4)
Borrowing from credit institutions	8,290	—	—	—	8,290
Borrowing from the public	63	—	—	—	63
Senior securities issued(6)	273,839		82,262	—	191,577
Derivatives(3)	18,886	13,319	—	5,567	—
Subordinated securities issued	1,945	—	—	—	1,945
Total financial liabilities	303,023	13,319	82,262	5,567	201,875

Financial assets by accounting category

		December 31, 2013
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	8,337	—	—	—	—	8,337
Treasuries/government bonds	4,595	—	—	—	4,560	35
Other interest-bearing securities except loans	64,151	—	2,342	—	42,800	19,009
Loans in the form of interest-bearing securities	60,958	—	1,325	—	—	59,633
Loans to credit institutions	24,819	—	—	—	—	24,819
Loans to the public	125,553	—	—	—	—	125,553
Derivatives(3)	14,228	5,973	—	8,255	—	—
Total financial assets	302,641	5,973	3,667	8,255	47,360	237,386

Financial liabilities by accounting category

		December 31, 2013
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)(5)	Derivatives used for hedge accounting	Other financial liabilities(4)
Borrowing from credit institutions	8,256	—	—	—	8,256
Borrowing from the public	59	—	—	—	59
Senior securities issued(6)	260,900	—	81,327	—	179,573
Derivatives(3)	16,788	12,318	—	4,470	—
Subordinated securities issued	1,607	—	—	—	1,607
Total financial liabilities	287,610	12,318	81,327	4,470	189,495

(1)         Of loans and receivables, 9 percent (year-end 2013: 8 percent) are subject to fair-value hedge accounting and 0 percent (year-end 2013: 8 percent) are subject to cash-flow hedge accounting; the remaining 91 percent (year-end 2013: 84 percent) are not subject to hedge accounting and are therefore valued at amortized cost. During the third quarter 2014, the derivatives designated as hedging instruments in cash flow hedges were closed and the hedging designations were discontinued.

(2)    No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)    The derivatives’ fair value originating from SEK’s counterparty credit risk amounted to Skr -19 million as of December 31, 2014. The change for the period January 1 to December 31, 2014, amounted to Skr -12 million, which had a negative effect on operating profit. The valuation is made on the counterparty level.

(4)    Of other financial liabilities, 71 percent (year-end 2013: 74 percent) are subject to fair-value hedge accounting, the remaining 29 percent (year-end 2013: 26 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(5)    Accumulated changes in the fair value of financial liabilities attributable to changes in SEK’s credit risk amounted to Skr -471 million (year-end 2013: Skr -321 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to December 31, 2014, the credit risk component has increased by Skr 150 million, which increased the value of financial liabilities and affected operating profit negatively. For the period January 1 to December 31, 2013, the credit risk component had decreased by Skr 433 million, which decreased the value of financial liabilities and affected operating profit positively.

(6)    Repayments of long-term debt amounting to approximately Skr-67.7 billion (12M13: Skr -59.8 billion) have been effectuated during the twelve-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -25.8 billion (12M13: Skr -44.8 billion).

Note 6. Financial assets and liabilities at fair value

	December 31, 2014
Skr mn	Book value	Fair value	Surplus value (+)/Deficit value (–)
Cash and cash equivalents	7,099	7,099	0
Treasuries/governments bonds	3,458	3,458	0
Other interest-bearing securities except loans	66,398	66,292	-106
Loans in the form of interest-bearing securities	53,140	54,664	1,524
Loans to credit institutions	25,510	25,533	23
Loans to the public	149,240	151,543	2,303
Derivatives	16,017	16,017	0
Total financial assets	320,862	324,606	3,744

Borrowing from credit institutions	8,290	8,350	60
Borrowing from the public	63	63	0
Senior securities issued	273,839	275,249	1,410
Derivatives	18,886	18,886	0
Subordinated securities issued	1,945	1,937	-8
Total financial liabilities	303,023	304,485	1,462

	December 31, 2013
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	8,337	8,337	0
Treasuries/governments bonds	4,595	4,595	0
Other interest-bearing securities except loans	64,151	63,940	-211
Loans in the form of interest-bearing securities	60,958	63,164	2,206
Loans to credit institutions	24,819	24,892	73
Loans to the public	125,553	127,331	1,778
Derivatives	14,228	14,228	0
Total financial assets	302,641	306,487	3,846

	December 31, 2013
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Borrowing from credit institutions	8,256	8,277	21
Borrowing from the public	59	59	0
Senior securities issued	260,900	262,299	1,399
Derivatives	16,788	16,788	0
Subordinated securities issued	1,607	1,590	-17
Total financial liabilities	287,610	289,013	1,403

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between professional, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

• the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

• quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

• historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

• similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Non-observable market data as SEK’s own creditworthiness are assessed by recent transactions of SEK’s issues, or if no continuous flow of new transactions exist, spreads against other similar issuers, in those cases when observable prices in the secondary market are not available. Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

The Board’s Finance and Risk Committee has delegated to SEK’s Executive Committee’s Asset and Liability Committee, to act as SEK’s decision-making body regarding methodology and policies regarding fair values, including approval of valuation models. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. The Asset and Liability Committee makes decisions regarding the approval of (or changes to) the valuation model.  Analysis of significant unobservable inputs, fair value adjustments and significant changes to the fair value of level-3-instruments are conducted quarterly in an assessment of the reasonableness of the valuation model. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly, in connection with the filing of SEK’s interim reports. In January 2015, delegation concerning the valuation methodology to the Asset and Liability Committee ceased, which means that new models involving significant change from the previously approved models shall be authorized by the Finance and Risk Committee. In addition, the Finance and Risk Committee annually approves all models for the valuation of financial instruments.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit or loss and therefore the embedded derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable), such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	December 31, 2014
	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,458	—	—	3,458
Other interest-bearing securities except loans	1,291	113	266	1,670	1,321	55,999	—	57,320
Loans in the form of interest-bearing securities	855	503	—	1,358	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	12	12,439	3,566	16,017	—	—	—	—
Total financial assets in fair value hierarchy	2,158	13,055	3,832	19,045	4,779	55,999	—	60,778

Financial liabilities in fair value hierarchy

	December 31, 2014
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	27,504	54,756	82,260
Derivatives	44	15,624	3,218	18,886
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	44	43,128	57,974	101,146

During the period January to December 2014 no assets or liabilities were transferred from level 1 to level 2. Transfers to Level 3 of both assets and liabilities totaled Skr 8 million due to review of underlying valuation parameters.

Financial assets in fair value hierarchy

	December 31, 2013
	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	4,560	—	—	4,560
Other interest-bearing securities except loans	1,924	156	262	2,342	5,318	37,482	—	42,800
Loans in the form of interest-bearing securities	833	492	—	1,325	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	10,597	3,631	14,228	—	—	—	—
Total financial assets in fair value hierarchy	2,757	11,245	3,893	17,895	9,878	37,482	—	47,360

Financial liabilities in fair value hierarchy

	December 31, 2013
	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	25,934	55,393	81,327
Derivatives	53	13,227	3,508	16,788
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	53	39,161	58,901	98,115

During the period January—December 2013, no financial assets or liabilities at fair value have been moved from level 1 to level 2. Certain interest-bearing securities have been moved from level 2 to level 1 with the amount of Skr 1,749 million due to a review of the classification in connection to the implementation of IFRS 13.

Financial assets at fair value in level 3

	December 31, 2014
Skr mn	January 1, 2014	Purchases	Settlements & sales	Transfers to level 3	Transfers from level 3	Gains (+) and losses (–) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2014	Unrealized gains (+) and losses (–) through profit or loss(1)
Other interest-bearing securities except loans	262	—	—	—	—	4	—	266	4
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—	—
Derivatives	3,631	-20	-1,453	0	—	1,408	—	3,566	3,067
Total financial assets at fair value in level 3	3,893	-20	-1,453	0	—	1,412	—	3,832	3,071

Financial liabilities at fair value in level 3

	December 31, 2014
Skr mn	January 1, 2014	Issues	Settlements & buy- backs	Transfers to level 3	Transfers from level 3	Gains (+) and losses (–) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2014	Unrealized gains (+) and losses (–) through profit or loss(1)
Senior securities issued	55,393	11,419	-24,316	8	—	12,252	—	54,756	3,803
Derivatives	3,508	920	-460	0	—	-750	—	3,218	-23
Total financial liabilities at fair value in level 3	58,901	12,339	-24,776	8	—	11,502	—	57,974	3,780

Financial assets at fair value in level 3

	December 31, 2013
Skr mn	January 1, 2013	Purchases	Settlements & sales	Transfers to level 3(2)	Transfers from level 3	Gains (+) and losses(–) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (+) and losses (–) through profit or loss(1)
Other interest-bearing securities except loans	521	—	-41	—	-191	-27	—	262	4
Loans in the form of interest-bearing securities	506	—	-505	—	—	-2	—	0	—
Derivatives	9,005	—	-2,870	300	-809	-1,995	—	3,631	3,067
Total financial assets at fair value in level 3	10,032	—	-3,416	300	-1,000	-2,024	—	3,893	3,071

Financial liabilities at fair value in level 3

	December 31, 2013
Skr mn	January 1, 2013	Issues	Settlements & buy- backs	Transfers to level 3(2)	Transfers from level 3	Gains (+) and losses (–) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (+) and losses (–) through profit or loss(1)
Senior securities issued	89,208	6,724	-46,426	11,753	-7,913	2,047	—	55,393	4,502
Derivatives	5,113	655	-1,115	990	-76	-2,059	—	3,508	-2,027
Total financial liabilities at fair value in level 3	94,321	7,379	-47,541	12,743	-7,989	-12	—	58,901	2,475

(1)         Gains and losses through profit or loss is reported as net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of December 31, 2014 amount to Skr 0.7 billion loss (year-end 2013: Skr 0.6 billion profit) and are reported as net results of financial transactions.

(2)         The transfers both to level 3 from level 2 and from level 3 to level 2 during the period January to December 2013 is due to a review of the classification in connection with the implementation of IFRS 13.

Uncertainty of valuation of level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of level-3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of level-3-instruments using other established parameter values. Option models and discounted cash flows are used to value the instruments in level 3. For level-3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/– 10 basis points. For the level-3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. For level-3-instruments that are significantly affected by non-observable market data as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the funding spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK:s funding spread. The analysis shows the impact of the non-observable market data on the market value. In addition to this, the market value will be affected by observable market data.

The result is consistent with SEK’s business model where debt securities connected with derivatives are hedged by using the derivative. This means that an increase or decrease in the value of the hybrid instrument excluding SEK’s own credit spread is offset by an equally large increase or decrease of the embedded derivative, as the underlying reference in the bond is also a part of the derivative.

Sensitivity analysis — level 3 assets and liabilities

Assets	December 31, 2014
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Sum other interest-bearing securities except loans	266				-1	1

Interest rate	266	Credit spreads	10BP - (10BP)	Discounted cash flow	-1	1

Sum derivatives	3,566				-165	150

Equity	372	Correlation	0.76 - (0.46)	Option Model	0	0

Interest rate	2,064	Correlation	0.11 - (0.20)	Option Model	-186	169

FX	1,120	Correlation	0.77 - (0.59)	Option Model	21	-20

Other	10	Correlation	0.87 - (0.59)	Option Model	0	1

Sum assets	3,832				-166	151

Liabilities	December 31, 2014
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Sum senior securities issued	-54,755				357	-339

Equity	-9,919	Correlation	0.76 - (0.46)	Option Model	3	-2
		Credit spreads	10BP - (10BP)	Discounted cash flow	9	-9

Interest rate	-28,214	Correlation	0.11 - (0.20)	Option Model	188	-170
		Credit spreads	10BP - (10BP)	Discounted cash flow	124	-124

FX	-16,245	Correlation	0.77 - (0.59)	Option Model	-63	63
		Credit spreads	10BP - (10BP)	Discounted cash flow	84	-84

Other	-377	Correlation	0.87 - (0.59)	Option Model	0	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	12	-12

Sum derivatives	-3,219				31	-35

Equity	-1,201	Correlation	0.76 - (0.46)	Option Model	-2	1

Interest rate	-3	Correlation	0.11 - (0.20)	Option Model	-6	5

FX	-1,892	Correlation	0.77 - (0.59)	Option Model	39	-41

Other	-123	Correlation	0.87 - (0.59)	Option Model	0	0

Sum liabilities	-57,974				388	-374

Total effect on profit or loss(2)					222	–223

(1)         Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the  security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. The table presents the scenario analysis of the effect on level 3 instruments, with maximum positive and negative changes.

(2)         Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 228 million under a maximum scenario and Skr -228 million under a minimal scenario.

Sensitivity analysis — level 3 assets and liabilities

Assets	December 31, 2013
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Sum other interest-bearing securities except loans	262				-1	1

Interest rate	262	Credit spreads	10BP - (10BP)	Discounted cash flow	-1	1

Sum derivatives	3,630				-10	10

Equity	1,276	Correlation	0.95 - (0.48)	Option Model	-3	3

Interest rate	855	Correlation	0.26 - (0.09)	Option Model	-55	51

FX	1,486	Correlation	0.95 - (0.80)	Option Model	45	-41

Other	13	Correlation	0.95 - (0.34)	Option Model	3	-3

Sum assets	3,892				-11	11

Liabilities	December 31, 2013
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Sum senior securities issued	-55,393				264	-277

Equity	-16,924	Correlation	0.95 - (0.48)	Option Model	4	-4
		Credit spreads	10BP - (10BP)	Discounted cash flow	12	-12

Interest rate	-15,700	Correlation	0.26 - (0.09)	Option Model	262	-263
		Credit spreads	10BP - (10BP)	Discounted cash flow	18	-18

FX	-21,105	Correlation	0.95 - (0.80)	Option Model	-157	145
		Credit spreads	10BP - (10BP)	Discounted cash flow	114	-114

Other	-1,664	Correlation	0.95 - (0.34)	Option Model	-4	4
		Credit spreads	10BP - (10BP)	Discounted cash flow	15	-15

Sum derivatives	-3,509				-103	108

Equity	-797	Correlation	0.95 - (0.48)	Option Model	-2	1

Interest rate	-1,050	Correlation	0.26 - (0.09)	Option Model	-207	209

FX	-1,591	Correlation	0.95 - (0.80)	Option Model	106	-101

Other	-71	Correlation	0.95 - (0.34)	Option Model	0	-1

Sum liabilities	-58,902				162	-170

Total effect on profit or loss(2)					151	-159

(1)         Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. The table presents the scenario analysis of the effect on level 3 instruments, with maximum positive and negative changes.

(2)         Of the total impact on profit or loss, the sensitivity effect from SEK’s own credit spread was Skr 159 million under a maximum scanario and Skr -159 million under a minimal scenario.

Note 7. Derivatives

Derivatives by categories

	December 31, 2014			December 31, 2013
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	6,421	7,730	204,820	3,030	8,289	209,376
Currency-related contracts	8,759	9,349	151,933	8,972	7,425	172,712
Equity-related contracts	819	1,416	15,453	2,160	899	21,196
Contracts related to commodities, credit risk, etc.	18	391	3,674	66	175	4,573
Total derivatives	16,017	18,886	375,880	14,228	16,788	407,857

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the fair value of the net exposure for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2014, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 4,854 million (year-end 2013: Skr 7,873 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives (i.e., derivative contracts that are not transacted on a regulated market) for example through a clearinghouse (CCP) or a stock exchange. SEK’s derivative transactions that are not transacted on a regulated market are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash and, to a limited extent, government bonds. Such collateral is subject to the standard industry terms of the ISDA Credit Support Annex.

SEK only enters into derivative transactions that are subject to enforceable master netting agreements or similar agreements. SEK has no financial assets or liabilities that are offset in the statement of financial position.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2013.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

Statement of Comprehensive Income for the S-system

Skr mn	Oct-Dec 2014	Jul-Sep 2014	Oct-Dec 2013	Jan-Dec 2014	Jan-Dec 2013
Interest revenues	288	288	296	1,112	1,119
Interest expenses	-267	-256	-241	-972	-903
Net interest revenues	21	32	55	140	216

Interest compensation	8	13	84	32	95
Remuneration to SEK(1)	-31	-30	-27	-117	-105
Foreign exchange effects	-1	-1	4	-2	3
Reimbursement to (–) / from (+) the State	3	-14	-116	-53	-209
Operating profit	0	0	0	0	0

(1)    The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	December 31, 2014	December 31, 2013
Cash and cash equivalents	25	231
Loans	48,298	43,248
Derivatives	75	119
Other assets	1,211	1,004
Prepaid expenses and accrued revenues	302	247
Total assets	49,911	44,849

Liabilities	48,271	43,455
Derivatives	1,230	1,065
Accrued expenses and prepaid revenues	410	329
Equity	—	—
Total liabilities and equity	49,911	44,849

Commitments
Committed undisbursed loans	7,528	8,537
Binding offers	49,833	31,002

Results under the S-system by type of loan CIRR loans (Commercial Interest Reference Rate)

Skr mn	Oct-Dec 2014	Jul-Sep 2014	Oct-Dec 2013	Jan-Dec 2014	Jan-Dec 2013
Net interest revenues	33	43	66	185	259
Interest compensation	8	13	84	32	95
Remuneration to SEK	-30	-29	-26	-115	-103
Foreign exchange effects	-1	-1	4	-2	3
Results under the S-system by CIRR loans	10	26	128	100	254

Results under the S-system by type of loan Concessionary loans

Skr mn	Oct-Dec 2014	Jul-Sep 2014	Oct-Dec 2013	Jan-Dec 2014	Jan-Dec 2013
Net interest revenues	-12	-11	-11	-45	-43
Interest compensation	—	—	—	—	—
Remuneration to SEK	-1	-1	-1	-2	-2
Foreign exchange effects	—	—	—	—	—
Results under the S-system by Concessionary loans	-13	-12	-12	-47	-45
Total comprehensive income in the S-system which represents net remuneration to the State (+) net remuneration to SEK (-)	-3	14	116	53	209

Note 9. Segment reporting

In accordance with IFRS 8, SEK has the following two segments: corporate lending and end-customer finance. Corporate lending concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End-customer finance refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding net results of financial transactions. The performance measure used has been changed as of January 1, 2014, and comparative figures for 2013 are now presented on the basis of the new measurement. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated with an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Oct-Dec 2014
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	270	180	—	450
Other operating income	—	—	—	—
Operating expenses	-59	-94	—	-153
Net credit losses	16	65	—	81

Operating profit excluding net results of financial transactions	227	151	—	378

Net results of financial transactions	—	—	125	125
Operating profit	227	151	125	503

Consolidated Statement of Comprehensive Income

	Oct-Dec 2013
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	214	145	—	359
Other operating income	—	—	—	—
Operating expenses	-64	-92	—	-156
Net credit losses	8	-30	—	-22
Operating profit excluding net results of financial transactions	158	23	—	181

Net results of financial transactions	—	—	302	302
Operating profit	158	23	302	483

Consolidated Statement of Comprehensive Income

	Jan-Dec 2014
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	1,023	549	—	1,572
Other operating income	—	—	—	—
Operating expenses	-203	-319	—	-522
Net credit losses	9	64	—	73
Operating profit excluding net results of financial transactions	829	294		1,123

Net results of financial transactions	—	—	506	506
Operating profit	829	294	506	1,629

Consolidated Statement of Comprehensive Income

	Jan-Dec 2013
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	965	585	—	1,550
Other operating income	—	—	—	—
Operating expenses	-197	-314	—	-511
Net credit losses	-3	-36	—	-39
Operating profit excluding net results of financial transactions	765	235	—	1,000

Net results of financial transactions	—	—	408	408
Operating profit	765	235	408	1,408

Interest-bearing assets and Committed undisbursed loans

	December 31, 2014			December 31, 2013
Skr bn	Corporate lending	End- customer finance	Sum of segments	Corporate lending	End- customer finance	Sum of segments
Interest-bearing assets	117.1	180.6	297.7	121.6	158.6	280.2
Committed undisbursed loans	0.4	15.6	16.0	2.0	18.5	20.5

Reconciliation between sum of segments and Total assets in the Consolidated Statement of Financial Position

Skr bn	December 31, 2014	December 31, 2013
Sum of segments	297.7	280.2
Cash and cash equivalents	7.1	8.3
Derivatives	16.0	14.2
Property, plant, equipment and intangible assets	0.2	0.2
Other assets	2.1	1.0
Prepaid expenses and accrued revenues	2.1	2.7
Total assets	325.2	306.6

Note 10. Contingent liabilities, contingent assets and commitments

Lehman Brothers Finance AG

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court.

In June 2014, the dispute was finally settled and in September 2014, SEK received certain dividends from other entities in the former Lehman Brothers group, that, in total, affected the net result positively by Skr 317 million.

As a result of the settlement, some additional, non-material distributions from other entities within the former Lehman Brothers group may be received in the future.

Note 11. Capital adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to the Capital Requirements Regulation (CRR1) which came into force on January 1, 2014, was 19.2 percent as of December 31, 2014 (year-end 2013: 21.8 percent). As of December 31, 2014, the transitional rules related to Basel I (see below) do not require an increase in the capital requirement (year-end 2013: no increase). As a result of regulatory changes introduced by CRR, the risk weighted amount for financial institutions has increased. In addition, credit valuation adjustment risk need to be calculated for all OTC derivative contracts in accordance with CRR. The comparative figures as of December 31, 2013 set forth below are presented according to Basel II, Pillar 1, which was the relevant standard at the time.

For further information on capital adequacy, risks, Basel II, and CRR see the section “Risk and capital management” in SEK’s Annual Report for 2013.

(1)          Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (CRR).

Own funds — Adjusting items

Skr mn	December 31, 2014	December 31, 2013
Share capital	3,990	3,990
Retained earnings	10,522	9,759
Accumulated other comprehensive income and other reserves	385	151
Independently reviewed profit net of any forseeable charge of dividend	882	763
Common Equity Tier 1 (CET1) capital before regulatory adjustments	15,779	14,663
Additional value adjustments due to prudent valuation(1)	-560	-19
Intangible assets	-135	-119
Fair value reserves related to gains or losses on cash flow hedges	-386	-152
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	366	251
Exposure amount of securitization positions which qualify for a risk-weight of 1,250%	-216	—
Regulatory adjustments relating to unrealized gains pursuant to Article 468 CRR	-62	16
Total regulatory adjustments	-993	-23
Total Common Equity Tier 1 capital	14,786	14,640
Additional Tier 1 capital	—	—
Total Tier 1 capital	14,786	14,640
Tier 2-eligible subordinated debt	1,953	1,627
Credit risk adjustments(2)	51	65
Total Tier 2 capital	2,004	1,692
Total Own funds	16,790	16,332

(1)          The method for calculating the adjustments due to prudent valuation has changed as of December 31, 2014, and the calculation henceforth is in accordance with the CRR and by means of the core approach of the EBA proposed Regulatory Technical Standards on prudent valuation (EBA/RTS/2014/06/rev1).

(2)          Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds. The gross deduction is decreased by impairments related to exposures for which expected loss is calculated. Excess amounts of such impairments will increase own funds.

Capital requirements in accordance with Pillar 1

	December 31, 2014			December 31, 2013
Skr mn	EAD(1)	Risk exposure amount	Required capital	EAD	Risk exposure amount	Required capital
Credit risk standardized method
Central governments	158,666	736	59	14,842	759	61
Government export credit agencies(2)	—	—	—	135,531	257	21
Regional governments	20,891	—	—	19,816	—	—
Multilateral development banks	319	—	—	723	—	—
Corporates	1,207	1,207	96	628	628	50
Household exposures	—	—	—	1	1	0
Total credit risk standardized method	181,083	1,943	155	171,541	1,645	132

Credit risk IRB method
Financial institutions(3), (4)	67,293	24,186	1,935	67,352	17,305	1,384
Corporates (5)	79,344	49,042	3,923	71,227	42,054	3,364
Securitization positions	6,308	3,643	291	7,804	8,744	700
Assets without counterparty	134	134	11	150	150	12
Total credit risk IRB method	153,079	77,005	6,160	146,533	68,253	5,460

Credit valuation adjustment risk	n.a.	3,339	267	n.a.	n.a.	n.a.
Foreign exchange risk	n.a.	1,530	123	n.a.	1,404	112
Commodities risk	n.a.	27	2	n.a.	67	5
Operational risk	n.a.	3,473	278	n.a.	3,660	293
Total	334,162	87,317	6,985	318,074	75,029	6,002

Adjustment according to transitional rules(6)	n.a.	—	—	n.a.	—	—
Total incl. transitional rules	334,162	87,317	6,985	318,074	75,029	6,002

Total Basel I(5)	n.a	99,973	7,998	n.a.	90,629	7,250

(1)          Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)          In accordance with CRR, SEK treats exposures to Government export credit agencies as exposures to central government.

(3)          Of which counterparty risk in derivatives: EAD Skr 5,699 million (year-end 2013: Skr 5,656 million), risk exposure amount of Skr 2,844 million (year-end 2013: Skr 2,098 million) and required capital of Skr 228 million (year-end 2013: Skr 168 million).

(4)          The risk exposure amount for financial institutions has increased due to an increase by 25 percent of the correlation in the formula for calculating the risk exposure amount, for all exposures to large financial sector entities and non-regulated financial institutions, all in accordance with CRR.

(5)          Of which related to specialized lending: EAD Skr 2,834 million (year-end 2013: Skr 2,701 million), risk exposure amount Skr 1,984 million (year-end 2013: Skr 2,335 million) and required capital Skr 159 million (year-end 2013: Skr 187 million).

(6)          Relates to the so-called Basel I-floor. The item “Adjustment according to transitional rules” is those additional requirements that results in a “Total incl. transitional rules” that is at least 80 percent of “Total Basel I”.

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2015 from having to use this approach for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

The CRR introduced a capital requirement for credit valuation adjustment risk, which shall be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, where the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years.

Transitional rules

CRR states that the previously applicable transition rules, i.e., the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel-I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement. These transitional rules do not require an increase in the capital requirement as of December 31, 2014. Other transitional arrangements concerning CRR have no significant effect on SEK.

Capital adequacy analysis (Pillar 1)

	December 31, 2014	December 31, 2013
Capital ratios excl. of buffer requirements(1)
Common Equity Tier 1 capital ratio	16.9%	19.5%
Tier 1 capital ratio	16.9%	19.5%
Total capital ratio	19.2%	21.8%
Institution specific Common Equity Tier 1 capital requirement incl. buffers(2)	7.0%	n.a.
of which Capital conservation buffer	2.5%	n.a.
of which Countercyclical Buffer	—	n.a.
of which Systemic Risk Buffer	—	n.a.
Common Equity Tier 1 capital available to meet institution specific requirement(3)	15.4%	n.a.
Total capital ratio according to transitional rules(4)	19.2%	21.8%

(1)          Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR, which without regard to transitional period already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Core Equity Common Equity, Tier 1 capital and total Own Funds respectively.

(2)          Inclusive of the minimum requirement of 4.5 percent, expressed as a percentage of total risk exposure amount.

(3)          Common Equity Tier 1 capital, as a percentage of the total risk exposure amount, available to meet the institution specific Common Equity Tier 1 capital requirement. SEK does not have any additional Tier 1 capital, hence Common Equity Tier 1 capital is required to meet the difference between the minimum requirements on Tier 1 capital and Common Equity Tier 1 capital with the result that this indicator is 1.5 percentage points less than the Common Equity Tier 1 capital ratio.

(4)          Refers to the so called Basel I floor. The minimum requirement is 8.0 percent.

According to the Swedish law (SFS 2014:966) on capital buffers of August 2, 2014, SEK shall meet capital buffer requirements with Common Equity Tier 1 capital. The regulations on systemically important institutions will however not come into force until January 1, 2016, but SEK is not expected to be subject to those requirements. There are neither any countercyclical buffer nor any systemic risk buffer applicable for SEK that are active at the moment. According to a decision from the Swedish Financial Services Authority a countercyclical buffer rate of 1.0 percent shall be applied on exposures located in Sweden as of September 13, 2015. As of December 31, 2014 the capital requirement related to relevant exposures in Sweden is 61 percent of the total relevant capital requirement regardless of location. Hence, if the Swedish countercyclical buffer rate already would apply the additional buffer requirement would be 0.6 percentage points. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden the potential effect is limited.

Note 12. Exposures

Net exposures

Amounts expressing gross exposures are shown without considering guarantees and credit derivatives (CDSs) while net exposures, according to CRR as of December 31, 2014 and Basel II as of December 31, 2013, are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values, in accordance with the internal risk monitoring.

Total net exposures

Skr bn	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Classified by type of	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	190.9	51.6	14.9	4.3	126.5	42.5	14.7	5.1	64.4	88.8	0.2	0.3
Government export credit agencies	—	—	160.0	46.5	—	—	107.1	37.9	—	—	52.9	86.4
Regional governments	20.9	5.6	19.8	5.8	20.9	7.0	19.8	7.0	—	—	—	—
Multilateral development banks	0.3	0.1	0.8	0.2	0.3	0.1	0.6	0.2	—	—	0.2	0.3
Financial institutions	67.5	18.2	67.5	19.6	61.0	20.5	61.1	21.6	6.5	9.0	6.4	10.5
Corporates	84.4	22.8	73.3	21.3	82.8	27.8	71.8	25.4	1.6	2.2	1.5	2.5
Securitization positions	6.3	1.7	7.8	2.3	6.3	2.1	7.8	2.8	—	—	—	—
Total	370.3	100.0	344.1	100.0	297.8	100.0	282.9	100.0	72.5	100.0	61.2	100.0

Net exposure by region and exposure class, as of December 31, 2014

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	3.5	—	4.4	—	0.8	155.8	23.8	2.6	190.9
Government export credit agencies	—	—	—	—	—	—	—	—	—	—
Regional governments	—	—	—	—	—	—	18.5	2.4	—	20.9
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.4	3.3	0.3	11.5	4.0	1.9	9.1	35.6	0.4	67.5
Corporates	0.7	0.9	2.3	5.6	0.1	1.0	58.9	14.4	0.5	84.4
Securitization positions	—	—	—	1.0	1.2	—	—	4.1	—	6.3
Total	2.1	7.7	2.6	22.5	5.3	3.7	242.3	80.6	3.5	370.3

Net exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	—	—	—	—	—	8.6	3.8	2.5	14.9
Government export credit agencies	—	0.8	—	4.5	—	—	136.6	18.1	—	160.0
Regional governments	—	—	—	—	—	—	17.0	2.8	—	19.8
Multilateral development banks	—	—	—	—	—	—	—	0.8	—	0.8
Financial institutions	1.3	0.9	3.0	5.5	3.8	0.2	14.5	37.9	0.4	67.5
Corporates	1.3	1.5	1.8	3.7	0.1	3.9	47.0	13.6	0.4	73.3
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	2.6	3.2	4.8	15.5	5.6	4.1	223.7	81.3	3.3	344.1

Net exposure European countries, excluding Sweden

Skr bn	December 31, 2014	December 31, 2013
France	18.7	16.2
United Kingdom	13.5	13.2
Germany	9.7	8.6
Finland	9.1	8.9
The Netherlands	7.1	8.9
Denmark	5.9	7.5
Norway	4.5	5.9
Ireland	3.0	2.9
Poland	2.7	2.5
Switzerland	2.4	1.7
Spain	2.1	2.2
Austria	1.4	0.9
Luxembourg	1.3	2.5
Iceland	0.8	0.7
Latvia	0.6	0.6
Italy	0.4	0.5
Portugal	0.4	0.4
Belgium	0.3	0.3
Greece	—	—
Other countries	0.3	0.2
Total	84.2	84.6

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 5.9 billion at December 31, 2014 (year-end 2013: Skr 6.0 billion). SEK does not have any net exposures to counterparties in Greece and Ukraine.

Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of December 31, 2014 (year-end 2013: Skr 0.1 billion). Gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion as of December 31, 2014 (year-end 2013: Skr 0.1 billion). The gross exposures are guaranteed in full by counterparties in countries other than Greece and Ukraine.

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-

coverage) related to asset-backed securities held and to current creditworthiness. Ratings in the table as of December 31, 2014 are stated as the second lowest of the credit ratings from Standard & Poor’s, Moody’s and Fitch. When only two credit ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been credit rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

Skr mn	December 31, 2014	December 31, 2013
‘AAA’	3,744	4,978
‘AA+’	4	—
‘AA’	206	200
‘AA–‘	152	13
‘A+’	111	69
‘A’	419	4
‘A–‘	143	77
‘BBB+’	163	186
‘BBB’	—	145
‘BBB–‘	425	725
‘BB+’	150	—
‘BB’	387	655
‘B+’	174	173
CDO rated ‘CCC’(1)	33	114
Total	6,111	7,339

(1)   This asset consists of one CDO (Collateralized Debt Obligations) with end-exposure to the U.S market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the asset and has recorded related impairment. The impairment amounted to Skr 189 million in total as of December 31, 2014, which means that the total net exposure before impairment related to asset-backed securities held amounted to Skr 222 million. The other CDO, previously reported on this line, has been liquidated and SEK has received final payment, which resulted in a small, positive effect after the reversal of the provision.

Note 13. Transactions with related parties

Transactions with related parties are described in Note 29 in SEK’s Annual Report for 2013. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2013.

Note 14. Events after the reporting period

In connection with the Extraordinary General Meeting on January 20, 2015, Susanne Lithander was elected as a Director of the Board of SEK, which extended the Board with one Director. Mrs. Lithander is currently CFO of BillerudKorsnäs AB.

THIS YEAR-END REPORT HAS NOT BEEN SUBJECT TO REVIEW BY THE COMPANY´S AUDITORS.

The Board of Directors and the President confirm that this Year-end report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, February 3, 2015

AKTIEBOLAGET SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Susanne Lithander	Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board	Director of the Board

Jan Roxendal	Teppo Tauriainen
Director of the Board	Director of the Board

Catrin Fransson President

Annual General Meeting

The Annual General Meeting will be held on April 28, 2015

Annual Report

The Company´s Annual Report is expected to be available at SEK´s web-site www.sek.se as of February 24, 2015.

SEK has established the following expected dates for publishing of financial information and other related matters:

April 28, 2015	Interim Report for the period January 1, 2015 – March 31, 2015
July 17, 2015	Interim Report for the period January 1, 2015 – June 30, 2015
October 23, 2015	Interim Report for the period January 1, 2015 – September 30, 2015

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on February 3, 2015 14:30 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2013, is available at www.sek.se.